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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

Rimfire to Raise $6,500,000 By Way of Private Placement

PR07-13

Vancouver, BC – June 5, 2007: David Caulfield, President and CEO of Rimfire Minerals Corporation (the "Company") announces that the Company has negotiated a $6.5 million private placement consisting of flow-through and non-flow-through units. The Company, by way of a non-brokered placement, will issue 600,000 flow-through units at a price of $2.50 for proceeds of $1.5 million and 2,500,000 non flow-through units at a price of $2.00 per unit for proceeds of $5 million.

Each flow through unit consists of one flow-through share and one-half of one non-transferable share purchase warrant. Each non flow-through unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement (the "Closing"), one common share at a price of $2.75 per share.

A cash commission of 6% of the total gross proceeds realized from the placement of both the flow-through and non flow-through units is payable in cash or units together with non-transferable Brokers' Warrants in a number equal to 6% of the Units placed. Each Broker's Warrant will entitle the holder to purchase one common share at a price of $2.00 per share for a period of two years from the Closing.

The Units issued on the offering will be subject to a four-month hold with respect to trading in Canada. The closing will occur on or about June 28, 2007. The placement is subject to acceptance of the TSX Venture Exchange.

The proceeds from the private placement financing will be used for exploration of the Company’s Wernecke Mountains Project in the Yukon Territory, various properties in British Columbia and for general corporate purposes.

About Rimfire

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America and Australia. Rimfire is partnered with Newmont Mining Company, Northgate Minerals Corporation, Fronteer Development Group, Rubicon Minerals Corporation, Cangold Limited, American Creek Resources Ltd., Island Arc Exploration Corporation, Arcus Development Group Inc. and BWG.

On behalf of Rimfire Minerals Corporation

 “David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is not intended for U.S. media or circulation within the United States. The securities described herein have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

June 4, 2007

Item 3

Press Release:

Date

Place of Issue

June 5, 2007

Vancouver BC

Item 4

Summary of Material Change:

Rimfire Minerals Corporation has negotiated a $6.5 million private placement consisting of flow-through and non-flow-through units. The Company, by way of a non-brokered placement, will issue 600,000 flow-through units at a price of $2.50 for proceeds of $1.5 million and 2,500,000 non flow-through units at a price of $2.00 per unit for proceeds of $5 million.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation has negotiated a $6.5 million private placement consisting of flow-through and non-flow-through units. The Company, by way of a non-brokered placement, will issue 600,000 flow-through units at a price of $2.50 for proceeds of $1.5 million and 2,500,000 non flow-through units at a price of $2.00 per unit for proceeds of $5 million. The closing will occur on or about June 28, 2007. The placement is subject to acceptance of the TSX Venture Exchange.

Each flow through unit consists of one flow-through share and one-half of one non-transferable share purchase warrant. Each non flow-through unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement (the "Closing"), one common share at a price of $2.75 per share.

A cash commission of 6% of the total gross proceeds realized from the placement of both the flow-through and non flow-through units is payable in cash or units together with non-transferable Brokers' Warrants in a number equal to 6% of the Units placed. Each Broker's Warrant will entitle the holder to purchase one common share at a price of $2.00 per share for a period of two years from the Closing.

The proceeds from the private placement financing will be used for exploration of the Company’s Wernecke Mountains Project in the Yukon Territory, various properties in British Columbia and for general corporate purposes.

.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

David A. Caulfield, President

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Email: davidc@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 5th day of June, 2007.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: June 5, 2007	By: “David A. Caulfield”

David A. Caulfield, President